SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Report on Form 6-K dated For the month of January, 2006

Copa Holdings, S.A.
(Translation of Registrant’s Name Into English)

Boulevard Costa del Este, Avenida Principal y Avenida de la Rotonda
Urbanización Costa del Este
Complejo Business Park, Torre Norte
Parque Lefevre
Panama City, Panama
 (Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F	☒	Form 40-F	☐

(Indicate by check whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	☐	No	☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b);82-             )

Enclosure:     Press Release - COPA AIRLINES CONTINUES ITS REGIONAL EXPANSION WITH THREE NEW DESTINATIONS

Copa Airlines Continues Its Regional Expansion With Three New Destinations

Daily Flights to Cities in Brazil, Dominican Republic, Trinidad and Tobago

         PANAMA CITY, Feb. 23 /PRNewswire-FirstCall/ -- Copa Airlines, subsidiary of Copa Holdings S.A. (NYSE: CPA), has announced it will begin service to three new destinations in Latin America from Panama’s Hub of the Americas. With the new flights, Copa Airlines will offer service to a total of 33 destinations in 21 countries throughout the Americas.  The new destinations are:

City	Country	Frequency	Service begins

Manaus	Brazil	Daily	June 15th, 2006
Santiago de los Caballeros	Dominican Republic	Daily	June 15th, 2006
Port of Spain	Trinidad & Tobago	Daily	July 7th, 2006

         Air service to these new destinations will contribute to business development opportunities between the countries and to the growth of tourism in Latin America, which has been thriving in recent years, say airline officials.

         “The addition of these destinations provides our customers with new travel options, reinforces our position in the region and further strengthens our Hub of the Americas, Latin America’s major hub,” said Pedro Heilbron, Copa CEO. “We are adding Manaus and Santiago de los Caballeros first, followed by Port of Spain, and will operate all the routes with our new Embraer 190 aircraft. The Embraer is a major component of our successful strategy of profitably and efficiently connecting the region’s mid-size markets, which are not attractive for point-to-point service.”

         The high-tech Embraer 190AR aircraft, equipped with winglets, GE CF34-10E motors, and advanced Honeywell Corporation aviation instruments, has seating for 10 passengers in Business Class and 84 in the main cabin.

         “We are very proud to provide air service to these important cities, which do not currently have flights to Panama or attractive connections to the rest of the region,” said Jorge Garcia I., Commercial Vice President, Copa Airlines.  “Our passengers will be able to take advantage of convenient direct flights from these cities to our Hub of the Americas in Panama, where they can now make connections to 33 destinations in 21 countries -- all while enjoying Copa’s world-class service.”

         Copa Airlines, subsidiary of Copa Holdings S.A. (NYSE: CPA), is a leading Latin American provider of international airline passenger service.  Operating from its strategic location at the Hub of the Americas in the Republic of Panama, Copa currently offers approximately 80 daily scheduled flights to 30 destinations in 20 countries in North, Central and South America and the Caribbean.  In addition, Copa provides passengers with access to flights to more than 120 other international destinations through codeshare agreements with Continental Airlines and other airlines.  Copa and Continental also share a strategic alliance partnership that includes joint participation in Continental’s award-winning frequent flyer program, OnePass(R).  For more company information, visit http://www.copaair.com .

         This release includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on current plans, estimates and expectations, and are not guarantees of future performance. They are based on management’s expectations that involve a number of business risks and uncertainties, any of which could cause actual results to differ materially from those expressed in or implied by the forward-looking statements. The Company undertakes no obligation to update or revise any forward-looking statement. The risks and uncertainties relating to the forward-looking statements in this presentation include those described under the caption “Risk Factors” and “Special Note About Forward- Looking Statements” in the Company’s registration statement on Form F-1 filed with the U.S. Securities and Exchange Commission.

         CPA-G

          SOURCE  Copa Airlines
         -0-                                                  02/23/2006
         /CONTACT:  Joseph Putaturo, Panama, Director of Investor Relations, Copa Airlines, +011-507-303-3348/
         /Web site:  http://www.copaair.com /
         (CPA)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

Copa Holdings, S.A.

(Registrant)
Date: 02/23/2006
	By:	/s/ Victor Vial

	Name:	Victor Vial
	Title:	CFO